Exhibit 12

Principal Financial Group, Inc.
Computation of Earnings to Fixed Charges Ratio

		For the three months ended March 31,		For the years ended December 31,
		2008	2007	2007	2006	2005	2004	2003
		(in millions)

1.	Income from continuing operations before income taxes	$212.0	$334.3	$1,048.2	$1,331.3	$1,121.6	$878.7	$819.0
2.	Interest expense	27.1	27.6	115.3	86.0	77.8	93.5	114.1
3.	Interest factor of rental expense	3.1	2.8	12.3	11.1	7.0	4.6	4.8
4.	Undistributed income from equity investees	—	(21.5)	(71.6)	(62.7)	(34.1)	(19.4)	(18.3)
5.	Earnings before interest credited on investment products	242.2	343.2	1,104.2	1,365.7	1,172.3	957.4	919.6
6.	Interest credited on investment products	245.8	235.6	988.3	901.1	832.2	763.7	735.7
7.	Earnings	$488.0	$578.8	$2,092.5	$2,266.8	$2,004.5	$1,721.1	$1,655.3

8.	Interest expense	$27.1	$27.6	$115.3	$86.0	$77.8	$93.5	$114.1
9.	Interest factor of rental expense	3.1	2.8	12.3	11.1	7.0	4.6	4.8
10.	Preferred stock dividends by registrant	8.2	8.2	33.0	33.0	17.7	—	—
11.	Preferred stock dividend requirements of majority-owned subsidiaries (non-intercompany)	—	—	—	—	—	—	1.2
12.	Fixed charges before interest credited on investment products	38.4	38.6	160.6	130.1	102.5	98.1	120.1
13.	Interest credited on investment products	245.8	235.6	988.3	901.1	832.2	763.7	735.7
14.	Fixed charges	$284.2	$274.2	$1,148.9	$1,031.2	$934.7	$861.8	$855.8

15.	Ratio of earnings to fixed charges before interest credited on investment products (Line item 5/Line item 12)	6.3	8.9	6.9	10.5	11.4	9.8	7.7

16.	Ratio of earnings to fixed charges (Line item 7/Line item 14)	1.7	2.1	1.8	2.2	2.1	2.0	1.9